UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 9th 2017

GAL Note N° 20/17

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref.:   Material Fact

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in compliance with applicable laws and regulations, in order to inform that the Company’s Board of Directors in the meeting held yesterday’s afternoon decided to summon a Regular General and  Extraordinary shareholders meeting for April 18th 2017 at 11:00 hr. on the first call and at 12.00 hr. on the second call for the case of the Regular Assembly, to be carried out at Edenor’s headquarters located in Del Libertador Ave. 6363 Ground Floor of the Autonomous City of Buenos Aires.

Likewise, it decided to create a Long-Term Incentive Plan (the “Plan”), within the aim of enhancing the alignment of the staff’s performance with the Company’s strategic planning as well as generating a clear and direct link between the creation of value for shareholders and the remuneration of the Company’s key staff, be means of the allocation of the Company’s own shares or those that in the future Edenor S.A. may acquire to that end.

Regarding its implementation and administration, the Plan contemplates the creation of an Implementation Committee to be composed by three (3) members of the Company’s Executive Committee, which before April 30th every year

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5400 – Fax: 4346-5327

shall decide on the implementation of the Plan or otherwise for the corresponding calendar year, by issuing the respective Annual Award Resolution including the detail of beneficiaries and the corresponding terms and conditions.

Best regards,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 10, 2017